Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the use in this Amendment No. 1 to Registration Statement No. 333-161345 of our report dated September 18, 2009 relating to the consolidated financial statements of DHM Holding Company, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting standards for noncontrolling interests, fair value measurements, uncertainty in income taxes, planned major maintenance activities and retirement benefits) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
September 18, 2009